 Exhibit 99.1

MEIJER INC. TO OFFER VERY GOOD FOOD COMPANY PRODUCTS IN 180 STORE LOCATIONS

Expanded U.S. Retail Availability of Very Good Steak & Original Ribz

VANCOUVER, BC, June 23, 2022 /CNW/ - The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY.V) (FSE: OSI) ("VERY GOOD" or the "Company"), is pleased to announce increased U.S. retail expansion via a new agreement with superstore chain Meijer Inc. (Meijer). With 262 supercenters and grocery stores throughout Michigan, Illinois, Indiana, Ohio, and Wisconsin, Meijer's robust Midwest presence represents significant progress towards VERY GOOD's objective to extend its brand and offer products in every major city across the United States.

VERY GOOD's Original Ribz and Very Good Steak are included in the agreement with Meijer and will initially be offered at 180 locations.

Mathew Hall, Interim Co-CEO with VERY GOOD commented on the Company's distribution agreement with Meijer. "This listing within the U.S. retail environment represents important progress for us. Our product portfolio of clean, plant-based alternatives has a strong track record resonating with plant-based consumers as well as with flexitarians. Considering Meijer's sizable, loyal customer base and significant Midwest reach, we view this as an ideal opportunity to generate new customer adoption".

In VERY GOOD's First Quarter, 2022 Financial Press Release, Hall discussed a strategy to stabilize, right-size, and optimize the business.

A 2022 market study published by Plant Based Food's Association stated that plant-based meats represent a $1.4 Billion USD market opportunity as of 2021. VERY GOOD is targeting this market opportunity with a differentiated approach - by creating plant-based food options from whole food ingredients, without compromising taste and texture.

About The VERY GOOD Food Company Inc.

The VERY GOOD Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD's core brands: The VERY GOOD Butchers and The VERY GOOD Cheese Co. www.verygoodfood.com.

OUR MISSION IS LOFTY BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE'RE HELPING THIS KIND OF DIET BECOME THE NORM.

About Meijer Inc.

Meijer is a Grand Rapids, Mich.-based retailer that operates more than 262 supercenters and grocery stores throughout  Michigan, Ohio, Indiana, Illinois, Kentucky and Wisconsin. A privately-owned and family-operated company since 1934, Meijer pioneered the "one-stop shopping" concept and has evolved through the years to include expanded fresh produce and meat departments, as well as pharmacies, comprehensive apparel departments, pet departments, garden centers, toys and electronics.

ON BEHALF OF THE VERY GOOD FOOD COMPANY INC.

Matthew Hall
Interim Co-Chief Executive Officer

Forward-Looking Statements

This news release contains "forward-looking information" within the meaning of applicable securities laws in Canada and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as "forward-looking information"), for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking information may be identified by words such as "plans", "proposed", "expects", "anticipates", "intends", "estimates", "may", "will", and similar expressions. Forward-looking information contained or referred to in this news release includes, but is not limited to: the new distribution agreement with Meijer including the number of stores expected to carry VERY GOOD's products and the benefits the Company expects to derive from the Meijer listing; as well as VERY GOOD's beliefs as to the attributes of its products, its differentiated approach in the plant-based market and strong brand, innovative products, engaged customers and dedicated and talented employees.   Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to the Company's ability to continue as a going concern; the Company's ability to manage recent personnel changes; and the Company's ability to successfully execute on its updated business strategy outlined in its most recently filed interim Management's Discussion and Analysis for the three months ended March 31, 2022, which is available at www.sedar.com and www.sec.gov. The Company's ability to execute on its strategy may also depend on the Company's ability to accurately forecast customer demand for its products and manage its current and future inventory levels, continued demand for VERY GOOD's products, continued growth of the popularity of meat alternatives and the plant-based food industry, no material deterioration in general business and economic conditions, the successful placement of VERY GOOD's products in retail stores and distribution in the food service channel, the Company's ability to remain listed on the Nasdaq, VERY GOOD's ability to successfully enter new markets, VERY GOOD's ability to obtain necessary production equipment and human resources as needed, VERY GOOD's relationship with its suppliers, distributors and third-party logistics providers, and management's ability to position VERY GOOD competitively. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the impact of, uncertainties and risks associated with negative cash flow and future financing requirements to sustain and grow operations, limited history of operations and revenues and no history of earnings or dividends, competition, risks relating to the availability of raw materials, risks relating to regulation on social media, expansion of facilities, risks related to credit facilities, dependence on senior management and key personnel, availability of labor, general business risk and liability, regulation of the food industry, change in laws, regulations and guidelines, compliance with laws, risks related to third party logistics providers, unfavorable publicity or consumer perception, increased costs as a result of being a United States public company, product liability and product recalls, risks related to intellectual property, risks relating to co-manufacturing, risks related to expansion into the United States; risks related to our acquisition strategy, taxation risks, difficulties with forecasts, management of growth and litigation as well as the risks associated with the ongoing COVID-19 pandemic. For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD's most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the Form 20-F filed with the SEC on May 26, 2022 and available at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available. Any forward-looking information speaks only as of the date of this news release. VERY GOOD undertakes no obligation to publicly update or revise any forward-looking information whether because of new information, future events or otherwise, except as otherwise required by law. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

None of the Nasdaq Stock Market LLC, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release.

None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.

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SOURCE The Very Good Food Company Inc.

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%CIK: 0001878835

For further information: Apollo Relations, Email: invest@verygoodbutchers.com, Phone: +1 855-472-9841

CO: The Very Good Food Company Inc.

CNW 08:30e 23-JUN-22